

Mail Stop 3720

October 4, 2016

Martin A. Kits van Heyningen
Chief Executive Officer
KVH Industries, Inc.
50 Enterprise Center
Middletown, RI 02842

      Re: KVH Industries, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 14, 2016
              File No. 000-28082

Dear Mr. Kits van Heyningen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Terry French for

                                Larry Spirgel
                                Assistant Director
                                AD Office 11 – Telecommunications